Ariana Stein · 3rd

CEO and Co-Founder at Lil' Libros

Los Angeles Metropolitan Area · **Contact info**

272 connections

Lil' Libros

Goldman Sachs 10K Small Businesses Programme

Experience

CEO and Co-Founder
Lil' Libros
Sep 2014 – Present · 7 yrs 3 mos
Greater Los Angeles Area

Lil' Libros is the #1 family-trusted bilingual children's book publisher that has been built by our community.

Lil' Libros is committed to creating books with a focus on own voices while showcasing the quality and richness of our stories that will delight all children and adults alike.

Since December 2014, we have sold over 1.5 MILLION books. Our distribution reach is worldwide, with our books and products available at Target, Amazon, Barnes & Not ...see more

Founder and CEO
1-800-Pet-Taxi, LLC
Oct 2009 – Jan 2019 · 9 yrs 4 mos

1-800-Pet-Taxi is a full service pet/animal transportation company specializing in local, domestic, and international transports for dogs and cats. Our team handles all logistics in order to get a pet from point A to point B safely, as well as coordinating all import/export formalities required by each country and USDA. ...see more

Facilities Manager
IDS Real Estate Group
Jan 2008 – Nov 2015 · 7 yrs 11 mos

Managed a portfolio of 81 retail bank branches totaling over 375,000 square feet.

Lease Revenue Analyst
Macerich
Jul 2006 – Jan 2008 · 1 yr 7 mos

Managed, maintained, and ensured accuracy of all financial and non-financial lease information for over 500 tenants.

Education

Goldman Sachs 10K Small Businesses Programme
Cohort 13 - Alumni, Entrepreneurship/Entrepreneurial Studies
2016 – 2016

California State University-Dominguez Hills
Bachelor of Business Administration (B.B.A.), International Business
2000 – 2006
Activities and Societies: Kappa Delta Chi Sorority Inc. - Charter

Volunteer experience

Board of Directors
National Latina Business Women Association-Los Angeles Chapter
Jul 2016 – Jun 2017 • 1 yr

National Latina Business Women Association-Los Angeles (NLBWA-LA) meets the needs of the rapid growth and ranks of Latina entrepreneurs, executives and corporate professionals from the Greater Los Angeles and surrounding communities. Our mission is to encourage Latinas to develop their business and professional skills and to meet their career goals through educational programs, financial workshops, business referrals and networking by building strong relationships.

Our vision is to promote, develop and support the rapid growth of Latinas as business owners and corporate professionals. We will create countywide representation, visibility and business opportunities for Latina entrepreneurs and corporate professionals. NLBWA-LA helps Latinas reach executive levels in their careers and provide a true return on investment for business owners leading them to build on their successes.